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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2008

                          Commission File No. 000-30752

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

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                                 DOCUMENTS INDEX

Documents Description

1. AEterna Zentaris Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 -- Continuous Disclosure Obligations

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                             [AEterna Zentaris LOGO]

VIA SEDAR

May 7, 2008

To the securities regulatory authorities of each of the Provinces of Canada

Dear Sirs/Mesdames:

RE:  AETERNA ZENTARIS INC.
     REPORT OF VOTING RESULTS PURSUANT TO SECTION 11.3 OF NATIONAL INSTRUMENT 51-102 -- CONTINUOUS DISCLOSURE OBLIGATIONS ("NI 51-102")

Following the annual meeting of shareholders of AEterna Zentaris Inc. (the "CORPORATION") held on May 7, 2008 (the "MEETING"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

                   ITEM VOTED UPON                                             VOTING RESULT
------------------------------------------------------    ---------------------------------------------------------
1.   Election of Directors:                               -    The nominees proposed by management were elected by
                                                               a majority of shareholders on a vote by show of
                                                               hands.

2.   Appointment of PricewaterhouseCoopers LLP as the     -    PricewaterhouseCoopers LLP were appointed as the
     Corporation's auditors:                                   Corporation's auditors and the directors were
                                                               authorized to determine their remuneration by a
                                                               majority of shareholders on a vote by show of hands.

3.   Resolution 2008-1, being a resolution to approve     -    Resolution 2008-1 described at Item 3 hereof
     amendments to the Corporation's Stock Option Plan:        approving the making of certain amendments to the
                                                               Corporation's Stock Option Plan was approved by
                                                               97.51% of the votes cast by shareholders of the
                                                               Corporation on a vote by way of ballot.

Trusting the whole is to your satisfaction, we remain,

Yours truly,


/s/ CLAUDE VADBONCOEUR
-------------------------------
Claude Vadboncoeur
Corporate Secretary

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      AETERNA ZENTARIS INC.


Date: May 8, 2008                     By: /s/ Dennis Turpin
                                          --------------------------------------
                                          Dennis Turpin
                                          Senior Vice President, Chief Financial
                                          Officer